Exhibit 10(a).1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of ČEZ, a. s. (the "Company") on Form 20-F for the period ending December 31, 2002, as filed with the Securities and Exchange Commission (the "Annual Report"), the undersigned hereby certify that to the best of our knowledge:

1.   The Annual Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.   The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

	/s/ Jaroslav Míl
Date: June 25, 2003	By: _____
	Name: Jaroslav Míl
	Title: Chief Executive Officer

	/s/ David Svojitka
Date: June 25, 2003	By: _____
	Name: David Svojitka
	Title: Chief Financial Officer